Exhibit 12.1

Summit Hotel Properties, Inc.

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

									For the Period		For the Period
	Year Ended		Year Ended		Year Ended		Year Ended		2/14/11 through		1/1/11 through
	12/31/2015		12/31/2014		12/31/2013		12/31/2012		12/31/2011		2/13/2011

Earnings
Pre-tax income (loss) from continuing operations	$125,809		$21,175		$11,519		$(7,675)		$(6,091)		$(4,549)
Interest expense	28,691		26,968		20,137		14,909		9,993		3,435
Amortization of financing costs	1,723		1,549		1,854		2,288		1,199		94
Amortization of capitalized interest	348		463		581		599		524		75
Total Earnings	$156,571		$50,155		$34,091		$10,121		$5,625		$(945)

Fixed Charges
Interest expense	$28,691		$26,968		$20,137		$14,909		$9,993		$3,435
Capitalized interest	75		253		453		53		—		—
Amortization of financing costs	1,723		1,549		1,854		2,288		1,199		94
Total Fixed Charges	$30,489		$28,770		$22,444		$17,250		$11,192		$3,529

Preferred Dividends	$16,588		$16,588		$14,590		$4,625		$411		$—

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.33	(1)	1.11	(2)	0.92	(3)	0.46	(4)	0.48	(5)	(0.27	)(6)

(1)         Earnings were more than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $47.1 million and the total amount of earnings was approximately $156.6 million.  The amount of the adequacy, or the amount of earnings in excess of fixed charges and preferred stock dividends, was approximately $109.5 million.

(2)         Earnings were more than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $45.4 million and the total amount of earnings was approximately $50.2 million.  The amount of the adequacy, or the amount of earnings in excess of fixed charges and preferred stock dividends, was approximately $4.8 million.

(3)         Earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $37.0 million and the total amount of earnings was approximately $34.1 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $2.9 million.

(4)         Earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $21.9 million and the total amount of earnings was approximately $10.1 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $11.8 million.

(5)         Earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $11.6 million and the total amount of earnings was approximately $5.6 million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $6.0 million.

(6)         Earnings were less than fixed charges and preferred stock dividends.  The total amount of fixed charges and preferred stock dividends for this period was approximately $3.5 million and the total amount of earnings was approximately ($0.9) million.  The amount of the deficiency, or the amount of fixed charges and preferred stock dividends in excess of earnings, was approximately $4.5 million.